--------------------------------------------------------------------------------


                            ENABLING ON-LINE SUCCESS


                           BID.COM INTERNATIONAL INC.
                           SECOND QUARTER 2001 REPORT

PROFILE

--------------------------------------------------------------------------------

Bid.Com is a global application provider of dynamic pricing solutions that help organizations buy and sell goods on-line more effectively.

The Company competes in the growing business-to-business market for software solutions that enable businesses to conduct transactions on-line. For seller solutions, Bid.Com's dynamic pricing transaction software allows companies to conduct their own auctions using traditional top-bid, real-time declining price "dutch," and fixed price formats. For buyer or procurement requirements, Bid.Com's software allows purchasing managers to source products and compare various factors from multiple suppliers. Both solutions are offered via Bid.Com's secure and hosted application service provider architecture.

Founded in 1995 as Internet Liquidators Inc., Bid.Com has evolved from an on-line vendor of consumer goods to a focused provider of e-commerce transaction solutions and services. The Company's business model is now solely targeted at enabling and managing dynamic pricing and on-line transaction services for businesses through a complete service package. This solution has been the driving force behind the Company's successful entry into a number of leading multinational corporate accounts.

Bid.Com's investment in sales, marketing, and technology over the past year has positioned the Company to gain access to customers in three continents spanning many industries such as manufacturing, retail and financial services. In addition, the Company continues to build on its award-winning technology in order to supply customers with a more comprehensive suite of e-commerce pricing solutions.

LETTER TO SHAREHOLDERS

-------------------------------------------------------------------------------

Dear Shareholders,

The second quarter can be summarized as one of continued improvement in financial performance combined with strategic moves that we believe will improve our long-term viability. Despite current economic conditions, we improved our operating loss per share by $0.01 over the first quarter, and saw improvements in operational cash-burn of approximately $1 million before non-operational charges for restructuring and other items.

In response to the current economic climate and slower than anticipated contract signings we implemented a cost savings and restructuring plan, which we expect will improve operational cash flow in future quarters. These measures are designed to improve bottom-line results, while maintaining a focus on customer service and customer acquisitions.

There were several significant events in the second quarter:

    . We received cash proceeds of $2.6 million from the sale of our interest in Point2 Internet Systems Inc.

    . We signed an e-commerce agreement with Irish Permanent Finance to build an on-line vehicle marketplace for automotive dealers in Ireland.

    . We signed a 10-year contract extension with ShopNBC (formerly ValueVision International Inc.). Bid.Com provides technology services powering "Bid Bash," ValueVision's falling price auction show that incorporates unique live TV-Internet converged bidding on limited, high-quality merchandise. The companies also agreed to market jointly developed technology to a global customer base.

    . We initiated the first phase in development of a business-to-business on-line global asset management marketplace for GE Capital's Commercial Equipment Finance.

    . We signed a strategic alliance agreement with BankServ, a San Francisco-based provider of Internet payment services.

Gross revenue in the second quarter totaled $1.4 million, an increase of $160,000 or 13% compared to the preceding quarter. Gross revenue is comprised of fees earned through enabling agreements and deferred revenues recognized in the quarter.

We reported a loss from operations of $3.5 million or $0.06 per basic share. This compares to an operating loss of $3.7 million, or $0.07 per basic share in the first quarter of 2001, and $6.7 million, or $0.13 per basic share, during the corresponding period in 2000. We have improved our operating loss in each of the last seven consecutive quarters, for a total reduction of approximately 60%. We continue to improve organizational efficiency, resulting in decreased operating losses despite a slower than anticipated revenue growth.

Including realized gains from the disposal of marketable securities and investments, unrealized losses from impairments of assets and the revaluation of marketable securities, and a restructuring charge, we reported a net loss of $2.1 million or $0.04 per basic share in the second quarter. This compares to a net loss of $609,000, or $0.01 per basic share, in the first quarter of 2001, and $7.1 million, or $0.13 per basic share, during the same period in 2000.

At the end of June 2001, we held cash and marketable securities totaling $11.7 million.

Our accomplishments in the second quarter should improve our organizational foundation despite the ongoing economic slowdown. As we continue to focus on new customer development, we feel that more and more customers will begin to see the flexibility of our technology and how it can improve the efficiency of their procurement and sales activities.

Yours truly,

Jeffery Lymburner (signed)

Jeffery Lymburner, President and CEO
August 28, 2001

CONSOLIDATED BALANCE SHEETS
(in thousands of Canadian dollars) (Unaudited)

--------------------------------------------------------------------------------

                                                                        June 30   December 31
                                                                         2001        2000
                                                                       ---------   --------

             ASSETS
             CURRENT
             Cash                                                     $   8,784    $  7,363
             Marketable securities                                        2,947       8,124
             Accounts receivable                                            304         701
             Deposits and prepaid expenses                                  270       1,180
             -----------------------------                            ---------    --------
                                                                         12,305      17,368
             CAPITAL ASSETS (Note 2)                                      1,452       1,760
             STRATEGIC INVESTMENTS                                          658       1,176
             CAPITALIZED SOFTWARE                                           337         473
             TRADEMARKS AND INTELLECTUAL PROPERTY (NET)                      --          24
             ------------------------------------------               ---------    --------
                                                                      $  14,752    $ 20,801
                                                                      ---------    --------
             LIABILITIES
             CURRENT
             Accounts payable                                         $     213    $  1,213
             Accrued liabilities                                            516         807
             Current portion of capital lease obligation                     48          66
             Current portion of deferred revenue                            660       1,611
             -----------------------------------                      ---------    --------
                                                                          1,437       3,697
             DEFERRED REVENUE                                               179       1,185
             CAPITAL LEASE OBLIGATION                                        21          59
             ------------------------                                 ---------    --------
                                                                          1,637       4,941
                                                                      ---------    --------

             SHAREHOLDERS' EQUITY
             Share capital                                               83,724      83,724
             Warrants                                                     1,016       1,005
             Deficit                                                    (71,625)    (68,869)
             -------                                                  ---------    --------
                                                                         13,115      15,860
                                                                      ---------    --------
                                                                      $  14,752    $ 20,801
                                                                      ---------    --------

See accompanying notes to interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of Canadian dollars, except per share amount) (Unaudited)

--------------------------------------------------------------------------------

                                                          Three Months Ended          Six Months Ended
                                                               June 30                    June 30
                                                           2001          2000         2001         2000
                                                         -------       -------      -------      --------
          Revenue (Note 7)                               $ 1,415       $ 3,002      $ 2,670      $  9,606
          Less: Customer acquisition costs                    --          (157)         (19)         (157)
          --------------------------------               -------       -------      -------      --------
          Net revenue                                      1,415         2,845        2,651         9,449
          -----------                                    -------       -------      -------      --------
          General and administrative                       2,998         4,198        5,359         7,984
          Sales and marketing costs                          935           598        2,340           653
          Software development and technology
          expense                                            787           297        1,774           731
          Depreciation and amortization                      329           234          638           490
          Direct expenses                                     --         2,829           --         9,772
          Advertising and promotion                           --         1,416           --         4,557
          Interest income                                   (160)          (57)        (273)         (305)
          ---------------                                -------       -------      -------      --------
                                                           4,889         9,515        9,838        23,882
                                                         -------       -------      -------      --------
          Loss before the undernoted                      (3,474)       (6,670)      (7,187)      (14,433)
          Realized gains on disposal of marketable
            securities and strategic investments, and
            recovery of assets (Note 3)                    3,060            --        6,746            --
          Unrealized gains and losses on
            revaluation of marketable securities and
            strategic investments, and provision for
            impairment of assets (Note 4)                   (234)         (430)      (1,134)         (430)
          Foreign currency revaluation                      (612)           --         (164)           --
          Retail activities settlement (Note 5)             (274)           --         (404)           --
          Restructuring charge (Note 6)                     (613)           --         (613)           --
          -----------------------------                  -------       -------      -------      --------
                                                           1,327          (430)       4,431          (430)
                                                         -------       -------      -------      --------
          NET LOSS FOR THE PERIOD                        $(2,147)      $(7,100)     $(2,756)     $(14,863)
          -----------------------                        -------       -------      -------      --------
          LOSS PER SHARE                                 $ (0.04)      $ (0.13)     $ (0.05)     $  (0.28)
          --------------                                 -------       -------      -------      --------

CONSOLIDATED STATEMENTS OF DEFICIT
(in thousands of Canadian dollars) (Unaudited)

--------------------------------------------------------------------------------

                                                          June 30     June 30
                                                           2001        2000
                                                        ---------   ---------
                    DEFICIT, BEGINNING OF PERIOD        $ (68,869)  $ (48,503)
                    NET LOSS FOR THE PERIOD                (2,756)    (14,863)
                    -----------------------             ---------   ---------
                    DEFICIT, END OF PERIOD              $ (71,625)  $ (63,366)
                    ----------------------              ---------   ---------

See accompanying notes to interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian Dollars) (Unaudited)

--------------------------------------------------------------------------------

                                                                      Three Months Ended        Six Months Ended
                                                                            June 30                   June 30
                                                                       2001         2000        2001        2000
                                                                     --------     --------    --------    --------
          NET INFLOW (OUTFLOW) OF CASH
            RELATED TO THE FOLLOWING ACTIVITIES OPERATING
          Net loss for the period                                     $(2,147)     $(7,100)   $ (2,756)    $(14,863)
          Items not affecting cash:
          Depreciation and amortization                                   329          234         638          490
            Non cash customer acquisition costs                            (7)         157          11          157
            Realized gains on disposal of marketable
               securities and strategic investments,
               and recovery of assets (Note 3)                         (3,060)          --      (6,746)          --
            Unrealized gains and losses on revaluation
               of marketable securities and strategic
               investments, and provision for
               impairment of assets (Note 4)                              234          430       1,134          430
            Foreign currency revaluation                                  612           --         164           --
          ------------------------------                              -------      -------    --------     --------
                                                                       (4,039)      (6,279)     (7,555)     (13,786)
          Changes in non-cash operating working capital
            items                                                      (1,131)       1,957      (2,808)         585
          -------                                                     -------      -------    --------     --------
                                                                       (5,170)      (4,322)    (10,363)     (13,201)
                                                                      -------      -------    --------     --------
          INVESTING
          Capital assets                                                  (58)        (154)       (258)        (314)
          Strategic investments                                            --       (2,490)       (152)      (2,758)
          Capitalized software, trademarks and
            intellectual property                                          --         (305)         (5)        (307)
          Marketable securities                                            --           --       9,815       16,289
          Proceeds from disposal of joint venture                       2,603           --       2,603           --
          ---------------------------------------                     -------      -------    --------     --------
                                                                        2,545       (2,949)     12,003       12,910
                                                                      -------      -------    --------     --------
          FINANCING
          Issuance of common shares                                        --        3,486          --        4,165
          Repayment of capital leases                                     (54)          --         (55)          --
          ---------------------------                                 -------      -------    --------     --------
                                                                          (54)       3,486         (55)       4,165
                                                                      -------      -------    --------     --------
          Foreign exchange loss on cash held in foreign
            currency                                                     (612)          --        (164)          --
          NET CASH (OUTFLOW) INFLOW DURING THE PERIOD                  (3,291)      (3,785)      1,421        3,874
          CASH, BEGINNING OF PERIOD                                    12,075       12,678       7,363        5,019
          -------------------------                                   -------      -------    --------     --------
          CASH, END OF PERIOD                                         $ 8,784      $ 8,893    $  8,784     $  8,893
          -------------------                                         -------      -------    --------     --------
          Supplemental information
          Income taxes paid                                           $    --      $    --    $     --     $     --
          Interest paid                                                    --           --          --           --


See accompanying notes to interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)

--------------------------------------------------------------------------------

1. SIGNIFICANT ACCOUNTING POLICIES

   The interim consolidated financial statements of Bid.Com International Inc. (the "Company") should be read in conjunction with the Company's most recent annual audited consolidated financial statements.

   The interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual audited consolidated financial statements except that effective January 1, 2001, the Company adopted the "Earnings per Share" standard issued by the Canadian Institute of Chartered Accountants. The standard requires that the treasury stock method of calculating fully diluted earnings per share be used. For periods presented, all stock options and warrants are anti-dilutive; therefore diluted loss per share is equal to the basic loss per share.

2. CAPITAL ASSETS

                                    ----------------------------------------------------------------------------------
                                                June 30, 2001                              December 31, 2000
                                    ----------------------------------------------------------------------------------
                                             Accumulated         Net Book            Accumulated            Net Book
                                         Cost    Depreciation      Value          Cost     Depreciation       Value
                                    ----------------------------------------------------------------------------------
                                                                     (in thousands)
          Computer hardware            $ 2,812      $ 1,534       $ 1,278       $ 2,773       $ 1,217        $ 1,556
          Furniture and fixtures           314          156           158           284           120            164
          Leasehold improvements           127          111            16           127            87             40
                                       -------      -------       -------       -------       -------        -------
                                       $ 3,253      $ 1,801       $ 1,452       $ 3,184       $ 1,424        $ 1,760
                                       -------      -------       -------       -------       -------        -------

3. REALIZED GAINS ON DISPOSAL OF MARKETABLE SECURITIES AND STRATEGIC INVESTMENTS, AND RECOVERY OF ASSETS

                                                                        ------------------------------------------
                                                                            Three Months            Six Months
                                                                            Ended June 30         Ended June 30
                                                                        ------------------------------------------
                                                                          2001        2000       2001        2000
                                                                        ------------------------------------------
                                                                                       (in thousands)

               Gain on disposal of marketable securities (Note 3(a))     $   --      $   --     $3,686      $  --
               Gain on disposal of Point2 (Note 3(b))                     2,249          --      2,249         --
               Recovery of Point2 receivable (Note 3(b))                    811          --        811         --
                                                                         ------      ------     ------      -----
                                                                         $3,060      $   --     $6,746      $  --
                                                                         ------      ------     ------      -----

   (a) In January the Company's unregistered shares in America Online. Inc. became freely trading and the Company sold 122,801 shares for gross proceeds of $10.0 million, realizing a gain of $3.686 million.

   (b) In May the Company sold its interest in Point2 Internet Systems Inc. for $2.6 million in cash. The Company realized a gain of $2.249 million, and recovered a receivable from Point2 provided for in previous quarters.

4. UNREALIZED GAINS AND LOSSES ON REVALUATION OF MARKETABLE SECURITIES AND STRATEGIC INVESTMENTS, AND PROVISION FOR IMPAIRMENT OF ASSETS

                                                                      --------------------------------------------------
                                                                             Three Months               Six Months
                                                                            Ended June 30             Ended June 30
                                                                      --------------------------------------------------
                                                                          2001         2000         2001         2000
                                                                      --------------------------------------------------
                                                                                        (in thousands)
          Revaluation of impaired strategic investments (Note 4(a))     $  (803)     $  (430)     $(1,161)     $  (430)

          Revaluation of marketable securities (Note 4(b))                  569           --          952           --
          Provision for impairment of assets (Note 4(c))                     --           --         (925)          --
                                                                        -------      -------      -------      -------
                                                                        $  (234)     $  (430)     $(1,134)     $  (430)
                                                                        -------      -------      -------      -------

   (a) The Company reviewed the carrying value of its strategic investments and determined that in light of recent financial performance and market conditions, the decline in value of these investments was other than temporary, and a revaluation was required.

   (b) The Company reviewed the market value of its unregistered shares in America Online Inc. and determined that a mark-to-market adjustment was required. A foreign exchange revaluation was also recorded on the Company's marketable securities.

   (c) As a result of reviewing the carrying value of its prepaid advertising asset, the Company determined that the net realizable value of this asset has been significantly reduced as a result of recent market conditions and changes to the Company's business-to-business marketing strategy.

5. RETAIL ACTIVITIES SETTLEMENT

   The Company ceased its on-line retail activities in October 2000. As a result of a supplier issue that came to the Company's attention subsequent to the closing of these operations, the Company was required to make a payment in connection with product sales in prior years. This amount was previously determined not likely to be payable, and the amount could not be estimated.

6. RESTRUCTURING CHARGE

   On April 24, 2001 the Company announced a restructuring plan to significantly curtail spending across all major areas, including sales, marketing and operations. As part of the restructuring, the Company reduced its workforce by approximately 35 per cent. As a result, the Company incurred a one-time restructuring charge of $613,000 for severance and related employment costs.

7. REVENUE FROM EXTERNAL CUSTOMERS

   Revenue is comprised of business-to-business e-commerce enabling activities including consulting, implementation, training and hosting fees, and for the period ended June 30, 2000, on-line retail sales of merchandise and associated shipping revenue. For the six-month period ending June 30, 2001, business-to-business e-commerce enabling activities generated $2.670 million of total revenues as compared to $946,000 for the comparative period in 2000. On-line retail revenue for the six months ended June 30, 2000 was $8.660 million with no comparative balance for the first six months of 2001. For the three-month period ending June 30, 2001, business-to-business e-commerce enabling activities generated $1.415 million of revenue and $535,000 for the comparative period in 2000. On-line retail revenue for the three months ended June 30, 2000 was $2.467 million, with no balance for the comparative period of 2001.

8. RECLASSIFICATION OF PRIOR PERIODS

   Certain prior period amounts have been reclassified to conform to the current period basis of presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

Results of Operations
Comparison of the Quarters Ended June 30, 2001 and June 30, 2000.

This section compares the unaudited consolidated financial results for the three months ending June 30, 2001 and June 30, 2000 and analyzes significant changes in the financial statement components that comprise the consolidated statements of operations, consolidated balance sheets and consolidated statements of cashflows.

Overview. In the second quarter ended June 30, 2001, all expenses and revenues related solely to business-to-business activities, while for the same period of 2000, on-line retail activities were also included. Net loss for the quarter was $2.1 million compared to $7.1 million for the same quarter of 2000. Excluding on-line retail related costs such as direct expenses and advertising and promotion, all other expenses fell by $381,000 or 7.2%. The loss from operations dropped from $0.13 per share for the second quarter ended June 30, 2000, to $0.06 per share for the second quarter ended June 30, 2001. The second quarter of 2001 also included a significant non-operational gain from the sale of our interest in Point2 Internet Systems Inc.

Revenue. Revenue is comprised of business-to-business e-commerce enabling activities including consulting, implementation, training and hosting fees, and for the period ending June 30, 2000 included revenue earned from on-line retail activities. Overall revenue declined to $1.415 million for the quarter ended June 30, 2001 from $3.002 million for the quarter ended June 30, 2000. The decline in revenue was the result of the exit from on-line retail operations, which commenced in the second quarter of fiscal 2000 and concluded in October 2000.

Business-to-business revenue for the second quarter of 2001 improved by 165% as compared to business-to-business revenue for the quarter ended June 30, 2000. Business-to-business e-commerce activities generated $1.415 million for the quarter ended June 30, 2001, while $535,000 was generated for the same period of 2000. The termination of two licenses during the second quarter of 2001 resulted in the recognition of $838,000 in revenue that was previously recorded as deferred revenue. Payment for the terminated licenses was received in a prior period and was being recognized ratably over the contract term.

Customer Acquisition Costs. These costs are based on the calculated value of share purchase warrants issued to GE Capital in return for certain business-to-business contracts. The value of these warrants is calculated using the Cox-Rubinstein binomial model. No expense was incurred or recorded for the quarter ended June 30, 2001 as a result of a revaluation of outstanding unvested warrants.

General and Administrative. General and administrative expenses decreased to $2.998 million for the quarter ended June 30, 2001 from $4.198 million for the quarter ended June 30, 2000, a decrease of 28.6%. The decrease in general and administrative expenses reflects the restructuring plan implemented in April 2001, which resulted in reduced head count, and broad expense cuts. Major expense savings over the same period last year included salaries ($150,000), travel ($170,000), investor relations ($253,000), and professional fees ($431,000). Decreased headcount, increased reliance on alternative modes of remote business meetings, reduced costs relating to the annual report and annual general meeting, and increased reliance on internal professional staff were the drivers behind lower general and administrative expenses.

Sales and Marketing Costs. Sales and marketing costs include all salaries and related expense of sales and marketing personnel as well as business-to-business development expenses such as advertising, sales support materials, and trade show costs. For the quarter ended June 30, 2001 sales and marketing costs amounted to $935,000, as compared to $598,000 in the same period of 2000. This increase reflects higher staffing levels in the sales department combined with business-to-business development activities including tradeshows, support material and lead generation. Despite significantly increased staff in sales and marketing, a refocusing of marketing initiatives from brand advertising to sector targeted advertising resulted in lower comparable advertising costs.

Software Development and Technology Expense. For the quarter ended June 30, 2001 these costs amounted to $787,000 compared with $297,000 for the second quarter of 2000. Redevelopment of core software during the quarter ended June 30, 2000 resulted in the capitalization of $286,000 in development expenses, while no software development was capitalized in the same period of 2001. The increase in costs is related to the addition of project managers and advanced developers to service business-to-business contracts.

Depreciation and Amortization. Depreciation and amortization expense was $329,000 for the quarter ended June 30, 2001 as compared to $234,000 for the quarter ended June 30, 2000, an increase of 40.5%. This increase is primarily due to $70,000 in amortization of capitalized core software development costs. An increase in server equipment and computers acquired to enhance the infrastructure supporting business-to-business activities resulted in additional depreciation expense.

Direct Expenses. With the exit from on-line retail operations completed in October 2000, no direct expenses were incurred in 2001.

Advertising and Promotion. Advertising and promotion activities related solely to retail operations. No advertising and promotion costs were incurred in 2001 in connection with on-line retail activities.

Interest Income. Interest income was $160,000 for the quarter ended June 30, 2001, as compared to $57,000 for the quarter ended June 30, 2000. Interest income reflects interest from investments in cash and marketable securities.

Realized Gains on Disposal of Marketable Securities and Strategic Investments, and Recovery of Assets. Realized gains on disposal of marketable securities, strategic investments, and recovery of assets amounted to $3.060 million for the quarter ended June 30, 2001, with no amount for the same period of the prior year. During the quarter, we sold our 51% interest in Point2 Internet Systems Inc and received $2.603 million in cash proceeds, resulting in a gain of $2.249 million on disposal of our equity investment. A receivable from Point2 that was provided for in a previous quarter was recovered, resulting in an additional gain of $811,000. No comparative gains were recorded in the previous fiscal year. These gains and the recovery are outside of the normal course of operations but are not considered extraordinary.

Unrealized Gains and Losses on Revaluation of Marketable Securities and Strategic Investments, and Provision for Impairment of Assets. Unrealized gains and losses on marketable securities and strategic investments are the result of an assessment by management as to the recoverability of the value of certain assets and are not realized losses. Unrealized losses are outside the normal course of operations but are not considered extraordinary. We conducted an assessment of our long-term strategic investment portfolio at quarter end by analyzing the financial performance of our investee companies and determined that an impairment provision of $803,000 was considered necessary. A provision of $430,000 for long-term strategic investments was recorded in the same period of 2000.

Additionally, a favorable mark-to-market adjustment of escrowed shares of America Online was recorded in the second quarter of 2001. This favorable mark to market adjustment was offset by a negative foreign exchange revaluation on foreign investments. The combination of these two items resulted in an additional unrealized gain of $569,000.

Foreign Currency Revaluation. The Company recorded an unrealized foreign exchange loss on its US cash and cash equivalents of $612,000 in the quarter. The Company is continuing to monitor its foreign exchange exposure but does not currently engage in any hedging activities.

Retail Activities Settlement. The Company ceased its on-line retail activities in October 2000. As a result of a supplier issue that came to our attention subsequent to the closing of these operations, we were required to make a payment in connection with product sales in prior years. This amount was previously determined not likely to be payable, and the amount could not be estimated.

Restructuring. As previously announced in late April, we followed through with an aggressive plan to address future viability by reducing staff and implementing cost cutting measures. The $613,000 restructuring charge related specifically to the staff reduction and related matters.

Comparison of Six-Month Periods Ended June 30, 2001 and June 30, 2000.

This section compares the unaudited consolidated financial results for the six months ending June 30, 2001 and June 30, 2000 and analyzes significant changes in the financial statement components that comprise the consolidated statements of operations, consolidated balance sheets and consolidated statements of cashflows.

Overview. The year-to-date net loss of $2.756 million is dramatically reduced from $14.863 million of a year ago. This decline is a result of our decision to channel efforts towards business-to-business contracts and exit the competitive business-to-consumer arena. Total operating related expenses also fell from $23.882 million at June 30, 2000 to $9.838 million for the current period, a decrease of 58.8%. Non-operational realized gains for the six-month period ended June 30, 2001 were $6.746 million resulting largely from the sale of marketable securities and a divestiture of Point2 Internet Systems Inc. There were no non-operational gains for the comparative period in 2000.

Revenue. Revenue is comprised of business-to-business e-commerce enabling activities including consulting, implementation, training and hosting fees and, for the period ending June 30, 2000, includes revenue earned from on-line retail activities. Overall revenue declined to $2.670 million for the six months ended June 30, 2001 from $9.606 million for the six months ended June 30, 2000. The decline in revenue was the result of the exit from on-line retail operations.

Year to date, business-to-business e-commerce activities generated $2.670 million in revenue versus $946,000 for the same period of 2000. The termination of four licenses during the first six months of 2001 resulted in the recognition of $1.597 million in revenue that was previously recorded as deferred revenue.

General and Administrative. General and administrative expenses decreased to $5.359 million for the six-month period ending June 30, 2001 from $7.984 million for the same period in 2000, a decrease of 32.9%. The decrease in general and administrative expenses reflects savings in investor relations, professional fees, and lower administrative and executive salary expense.

Sales and Marketing Costs. For the six months ended June 30, 2001 sales and marketing costs totaled $2.340 million, $1.687 million greater than the same period in 2000. This increase is explained by higher staffing levels in the sales department combined with business-to-business development activities including tradeshows, sales support material and lead generation. A significant amount of brand advertising was performed during the six-month period ended June 30, 2000, while the 2001 focus has been on targeted advertising and business development through tradeshows and running seminar series.

Software Development and Technology Expense. For the six months ending June 30, 2001 these costs amounted to $1.774 million compared with $731,000 for the same period in 2000. Redevelopment of core software during the six month period ended June 30, 2000 resulted in the capitalization of $286,000 in development expenses, while no software development was capitalized in the same period of 2001. The increase in costs is related to the addition of project managers and advanced developers to service business-to-business contracts.

Depreciation and Amortization. Depreciation and amortization expense was $638,000 through June 30, 2001 as compared to $490,000 for the six months ended June 30, 2000, an increase of 30.2%. This increase is primarily due to the amortization of capitalized core software development costs totaling $135,000, combined with additional server equipment to enhance business-to-business infrastructure.

Direct Expenses. With the exit from on-line retail operations completed in October 2000, no direct expenses were incurred in 2001.

Advertising and Promotion. Advertising and promotion activities related solely to retail operations. No advertising and promotion costs were incurred in 2001 in connection with on-line retail activities.

Interest Income. Interest income was $273,000 for the six months ended June 30, 2001, as compared to $305,000 for the comparative period in 2000. Interest income reflects interest from investments in cash and marketable securities.

Realized Gains on Disposal of Marketable Securities and Strategic Investments, and Recovery of Assets. Realized gains for the six months ended June 30, 2001 totaled $6.746 million, with no comparative amount in 2000. The gain on disposal of our equity position in Point2 Internet Systems Inc. ($2.249 million) coupled with the realized gain on disposal of America Online Inc. shares ($3.686 million) accounted for most of the gain. We also recovered an $811,000 receivable from Point2 that was provided for in previous quarters. These gains are outside of the normal course of operations but are not considered extraordinary.

Unrealized Gains and Losses on Revaluation of Marketable Securities and Strategic Investments, and Provision for Impairment of Assets. Unrealized gains and losses on marketable securities and strategic investments are the result of an assessment by management as to the recoverability of value of certain assets and are not realized losses. Provisions for impairment of strategic investments have totaled $1.161 million to date in 2001, while provisions of $430,000 were recorded in the first six months of 2000. We also determined that a certain prepaid advertising asset was impaired, and a $925,000 provision was recorded accordingly.

We also reviewed the market value of our unregistered shares in America Online Inc., and determined that a favorable mark-to-market adjustment was required. A foreign exchange revaluation was also recorded on the Company's foreign marketable securities. For the six-month period ending June 30, 2001, these revaluations totaled $952,000.

Foreign Currency Revaluation. The Company recorded an unrealized foreign exchange loss on its US cash and cash equivalents of $164,000 in the six month period ended June 30, 2001. The Company is continuing to monitor its foreign exchange exposure but does not currently engage in any hedging activities.

Retail Activities Settlement. The Company ceased its on-line retail activities in October 2000. As a result of a supplier issue that came to our attention subsequent to the closing of these operations, we were required to make payments in connection with product sales in prior years. These amounts were previously determined not likely to be payable, and the amounts could not be estimated.

Restructuring. As previously announced, in late April we followed through with an aggressive plan to ensure future viability by reducing staff, and implementing cost cutting measures. The $613,000 restructuring charge related specifically to the staff reduction and related matters.

Cash Flows

Comparison of the Quarter Ended June 30, 2001 and June 30, 2000 and Six-Month Periods ended June 30, 2001 and June 30, 2000.

Operating Activities. Cash outflows from operating activities increased to $5.170 million for the second quarter of 2001 from $4.322 million in the same period of 2000. For the six-month period ending June 30, 2001, cash outflows from operating activities were $10.363 million, while the same period in 2000 resulted in $13.201 million in cash outflow from operations. The second quarter of 2001 includes a $613,000 restructuring charge. Improved operational performance, the ceasing of on-line retail operations, and cost reductions implemented as a result of the April restructuring have resulted in the improved cashflow from operations when excluding the impact of non-cash changes in working capital.

Investing Activities. Cash inflows from investing activities improved to $2.545 million for the three months ending June 30, 2001 while an outflow of $2.949 million was recorded in the same period of 2000. The improved cashflow from investing was largely a result of the proceeds received from the divestiture of Point2 Internet Systems Inc. For the six-month period ending June 30 cashflow from investing activities declined from $12.910 million in 2000 to $12.003 million in 2001, largely as a result of decreased reliance on liquidation of marketable securities and the proceeds received from AOL and Point2.

Financing Activities. No cash inflow from financing activities was generated year to date in 2001 as compared to 2000 when stock options were exercised and a private placement to Acqua Wellington was completed.

Financial Condition
Comparison of the Quarter Ended June 30, 2001 and Year Ended December 31, 2000

Current Assets. Cash and marketable securities decreased $3.756 million over the six-month period ended June 30, 2001. We recognized a $3.686 million gain on disposal of marketable securities and $2.603 million in proceeds from divesting of our interest in Point2 Internet Systems Inc. Deposits and prepaid expenses declined $910,000 over the six month period, largely as a result of a provision taken for a prepaid business-to-business advertising asset determined to be unrecoverable based on revised business plans.

Capital Assets. Additions to fixed assets for the six month period ended June 30, 2001 totaled $258,000, relating primarily to computer hardware and server equipment associated with building infrastructure to support business-to-business activities. Capital assets belonging to Point2 Internet Systems are no longer consolidated resulting in a further reduction in the net book value of capital assets beyond normal depreciation.

Strategic Investments. During the first six months of 2001, it was determined that certain strategic investments had become permanently impaired, and a provision was recorded. Overall, the value of provisions taken to date in 2001 amount to $1.161 million.

Current Liabilities. Accounts payable and accrued liabilities declined $1.291 million over the six-month period ended June 30, 2001. Significant purchases of computer equipment were incurred in the fourth quarter of 2000 and paid in the first quarter of 2001. The recently implemented restructuring plan has also helped decrease accounts payable and accrued liabilities.

Deferred Revenue. Overall deferred revenue declined by $1.957 million for the six-month period ended June 30, 2001. During this period the termination of four license agreements with deferred revenues of $1.597 million were recognized into revenue. The obligation to provide services to these customers had been terminated, and no further contractual commitments to provide services existed. New contract signings resulted in additions to deferred revenue of $302,000. The balance of the deferred revenue decline was attributable to recognition of upfront fees collected in previously quarters for contracts currently active.

Present Status. The Company has not earned profits to date and, at June 30, 2001, the Company had an accumulated deficit of $71.625 million. As of June 30, 2001, the Company had cash on hand and marketable securities of $11.7 million. The Company believes that current cash balances and anticipated funds from operations will be sufficient to meet its needs into second quarter 2002 under current economic conditions.

This quarterly report may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of US federal securities laws. These may include, among others, statements about expectations of future revenue and cash flows. Forward looking statements are subject to risks and uncertainties that may cause the Company's results to differ materially from expectations. These risks include the Company's ability to develop appropriate strategic alliances and the successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

CORPORATE DIRECTORY

--------------------------------------------------------------------------------

                        Directors                  Officers                Offices of Bid.Com
                ------------------------   ------------------------   ------------------------------
                Pat Bourke(2)              Jeffrey Lymburner          Bid.Com International Inc.           Registrar &
                Chairman                   CEO and President          6725 Airport Road,                   Transfer Agent
                                                                      Suite 201                            CIBC Mellon Trust
                Jeffrey Lymburner          Mark Wallace               Mississauga, Ontario                 Company
                CEO and President,         Chief Operating Officer    Canada L4V 1V2                       PO Box 70390
                                                                      Tel: 905-672-7467                    Toronto Station A
                T. Christopher Bulger(2)   Jim Moskos                                                      Toronto, Ontario,
                President and CEO,         President,                 11 Penn Plaza, Suite 5029            Canada M5W 2X5
                eLab Technology Ventures   Bid.Com Technologies       New York, New York
                                                                      10001 U.S.A.                         Auditors
                Duncan Copeland(3)         John Mackie                Tel: 212-946-2895                    Deloitte & Touche LLP
                President,                 Vice President,                                                 Chartered Accountants
                Copeland and Company       General Counsel and        980 Ninth Street,                    Toronto, Ontario,
                                           Corporate Secretary        Suite 1600 Canada
                Paul Godin(2)                                         Sacramento, California
                                           David Pamenter             95814-2736 USA                       Lawyers
                Howard Koenig(3)           Assistant Secretary        Tel: 916-449-9531                    Gowlings
                Chief Executive Officer,                                                                   Toronto, Ontario,
                EmployeeLife.com           Aidan Rowsome,             2701 N. Rocky Point Drive            Canada
                                           Managing Director,         Suite 930
                Jim Moskos                 Europe                     Tampa, Florida                       Baer Marks & Upham LLP
                President,                                            33607 USA                            New York, New York USA
                Bid.ComTechnologies        Hamish Sutherland          Tel: 813-636-8205
                                           Managing Director,                                              Stock Exchange
                David Pamenter(1)(3)       Australia and Asia         500 Chiswick High Road               Listings
                Partner, Gowlings          Pacific                    London, England                      Toronto Stock Exchange
                                                                      W4 5RG                               Symbol BII
                Ken Sexton(1)                                         44-20-8956-2332
                Chief Financial Officer                                                                    Nasdaq
                Merant PLC                                            700 South Circular Rd.,              Symbol BIDS
                                                                      Kilmainham
                Charles Walker(1)                                     Dublin 8, Ireland                    Shares
                CEO and President,                                    Tel: 353-1-416-8188                  Outstanding
                Walker Group Inc.                                                                          (June 30, 2001)
                                                                      Level 50, 101 Collins Street         Issued 54,638,468
                                                                      Melbourne, Australia 3000            Fully Diluted
                                                                      Tel: 61 (03) 9653-9181               61,242,127

__________

(1) Member of Audit Committee

(2) Member of the Management Resources and Compensation Committee

(3) Member of the Corporate Governance Committee